EXHIBIT 23.1

The Board of Directors
Superior Energy Services, Inc.

We consent to incorporation by reference in the registration statements on Form SB-2 (No. 333-15987), Form S-3 (No. 333-22603) and Form S-8 (No. 333-
12175) of Superior Energy Services, Inc. of our report dated March 14, 1997, relating to the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, which report appears in the December
31, 1996, annual report on Form 10-K of Superior Energy Services, Inc. Our report refers to the adoption in 1995 of the methods of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.


                                             KPMG Peat Marwick LLP
New Orleans, Louisiana
March 26, 1997